August 19, 2025

Elizabeth Senez
Chief Financial Officer
ENDEAVOUR SILVER CORP
# 1130-609 Granville Street
Vancouver
British Columbia
Canada V7Y 1G5

       Re: ENDEAVOUR SILVER CORP
           Form 40-F for the Fiscal Year Ended December 31, 2024
           Filed March 11, 2025
           File No. 001-33153
Dear Elizabeth Senez:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2024
Exhibit 99.2
Consolidated Financial Statements for the Year Ended December 31, 2024
17. Segment Disclosures, page 29

1. We note you disclose net earnings and comprehensive earnings for each of your reportable segments in the far right column of your table at page 29. Please revise your disclosure to explain how you have allocated costs to your segments with details sufficient to understand the methods used and types of costs allocated to provide an understanding of the reported segment information. Refer to paragraph 27(b) of IFRS
       8.
 August 19, 2025
Page 2

18. Income Taxes, page 31

2. We note your disclosures related to the adverse tax ruling you received in June 2015 related to disputes between your subsidiary, MSCG and the Mexican tax authorities.
       We note that the tax assessment totaled $6.1 million and that subsequent efforts to appeal the matter have been rejected by the courts and that you are in discussions with the tax authorities to settle this estimated tax liability. Please explain your basis for recording $964 thousand accrual for this tax liability and the underlying guidance in
       IAS 12 that supports your accounting.
19. Financial Instruments and Fair Value Measurements, page 34

3. We note your discussion of the fair value hierarchy at Note 11(b) describes your specific assets and liabilities included in the Level 1, Level 2 and Level 3 categories and the inputs and valuation methods used to determine their fair values at page 34.
       Please revise your narrative disclosures to identify your derivative liabilities in the appropriate category.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation